FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibit is furnished with this Form 6-K:

99.1     Amended and Restated Subordinated Note Restructuring Agreement

Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         the outcome of our arbitration under ICSID against the Bolivarian Republic of Venezuela;

•         the actual value realized from the disposition of the remaining Brisas Project related assets;

•         the result or outcome of the litigation regarding the enjoined hostile takeover bid for us;

•         the equity dilution as a result of the proposed restructuring of the outstanding 5.5% senior subordinated notes;

•         our ability to maintain continued listing on the NYSE MKT and/or the TSX Venture;

•         corruption and uncertain legal enforcement;

•         political and social instability;

•         requests for improper payments;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         impact of currency, metal prices and metal production volatility;

•         our dependence upon the abilities and continued participation of certain key employees;

•         the prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 5, 2012

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name: Robert A. McGuinness

Title:    Vice President – Finance & CFO

Exhibit 99.1 Amended and Restated Subordinated Note Restructuring Agreement

EXECUTION VERSION

Gold Reserve Inc.

926 W Sprague Ave

Suite 200

Spokane, WA 99201

AMENDED AND RESTATED

SUBORDINATED NOTE RESTRUCTURING AGREEMENT

As of July 3, 2012

TO:  THE PARTIES SIGNATORY HERETO

Ladies and Gentlemen:

This Amended and Restated Subordinated Note Restructuring Agreement (this “Restructuring Agreement”) is entered into between the undersigned, Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (the “Company”), and each entity or account listed on Exhibit A hereto (each a “Holder” and solely for ease of reference, collectively the “Holders”).  The Holders and the Company may be referred to, collectively, as the “Parties.”  Notwithstanding any collective reference to Holders, each Holder is acting separately in the exercise of its rights hereunder and all of its commitments and liabilities are undertaken on a several and not joint basis.

WHEREAS, the Parties desire to amend and restate the Subordinated Note Restructuring Agreement, dated as of May 25, 2012 (the “Original Agreement”) in its entirety as set forth herein;

WHEREAS, the Company issued 5.50% convertible notes (the “Notes”) in the aggregate principal amount of $103,500,000 on May 18, 2007, of which an aggregate principal amount of $102,347,000 remained outstanding as of the date of the Original Agreement;

WHEREAS, in accordance with the terms of the indenture governing the Notes (the “Indenture”) the Company repurchased $18,036,000 of the outstanding Notes for cash on June 15, 2012 on the terms and subject to the conditions included in the Repurchase Notice dated May 16, 2012 and the Schedule TO filed with the SEC on May 16, 2012 (the “Repurchase Offer”);

WHEREAS, certain of the Holders tendered for cash certain of the Notes held by them pursuant to the Repurchase Offer in accordance with the terms of the Original Agreement;

WHEREAS, the Holders hold the principal amounts of Notes listed on Exhibit A attached hereto;

WHEREAS, the Company and the Holders desire to restructure the Company’s obligations under the Notes held by the Holders (the “Subject Notes”, as set forth on Exhibit A hereto) pursuant to the Restructuring Transaction, as defined below;

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously determined that the Restructuring Transaction is in the best interests of the Company’s shareholders (the “Shareholders”) and has approved the Restructuring Transaction;

WHEREAS, the Shareholders have approved the Restructuring Transaction (the “Shareholder Approval”); and

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WHEREAS, the Company will offer all holders of the Notes other than the Holders (the “Other Holders”) the ability to restructure Notes held by them on substantially the same economic terms as provided to the Holders pursuant to a tender offer (the “Tender Offer”).

NOW, THEREFORE, in consideration of the foregoing, the Company hereby agrees with the Holders as follows:

1.                  Restructuring Transaction.

1.1              The following transactions are collectively, the “Restructuring Transaction”:

(a)                Each $1,000 in principal amount of Subject Notes held by each Holder shall be restructured by the Company as follows:

(i)     $700 principal amount of Subject Notes (the “Transferred Notes”) shall be exchanged for (i) USD $200.00 in cash (the “Cash Payments”), (ii) 147.06 common shares (the “Restructuring Transaction Shares”) of the Company, no par value, issued by the Company to the Holders (“Common Shares”), and (iii) a pro rata portion of the aggregate 5% Contingent Value Right issued by the Company to the Holders payable in respect of all Subject Notes; and

(ii)   $300 principal amount of Subject Notes shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in the supplemental indenture (the “Supplemental Indenture”) substantially in the form attached hereto as Exhibit B (“Amended Notes”).

(b)               The Company shall make the Cash Payments to the Holders on or before the first Business Day following execution of this Restructuring Agreement in consideration of the Holders’ entering into this Restructuring Agreement (and each Holder shall provide a customary receipt acknowledging receipt of its Cash Payment).  The Cash Payments shall not be refundable for any reason, except as a result of a breach of a Holder’s commitment to exchange its Notes in accordance with the terms hereof.

1.2       Each Holder, severally and not jointly, (i) subject to the terms and conditions contained herein, commits to exchange its Subject Notes for the Cash Payments, Restructuring Transaction Shares, Contingent Value Right and Amended Notes as provided above, and (ii) covenants and agrees that it will not tender its Subject Notes into the Tender Offer.

The aggregate amounts of cash, Restructuring Transaction Shares and the Contingent Value Percentage of Contingent Value Rights to be paid or issued to, and the principal amount of the Amended Notes held by, each Holder in respect of its Subject Notes is set forth on Exhibit A.

1.3       On the Closing Date (as defined below), the Company shall (x) pay to each Holder in cash the accrued and unpaid interest on the full principal amount of the Subject Notes through the day immediately prior to the Closing Date, (y) issue to each Holder a CVR Certificate in the applicable Contingent Value Percentage as set forth on Exhibit A hereto and (z) pay to each Holder (and each Other Holder, as applicable) its pro rata portion of any Additional Cash Consideration not previously paid.

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At the request of each Holder, the Company covenants and agrees to elect jointly with such Holder pursuant to section 85 of the Income Tax Act (Canada) (the “Act”) in prescribed form and within the prescribed time for purposes of the Act, and shall therein agree in respect of the Transferred Notes referred to in such election that the Holder's proceeds of disposition and the Company's cost of such Transferred Notes shall be such amount as shall be determined by the Holder and is permitted under Section 85 of the Act.  The Company and the Holder covenant and agree to file such election as required by the Act and the regulations thereunder so that it shall have full force and effect for purposes of the Act.

2.                  Closing.  The closing of the Restructuring Transaction (the “Closing”) shall take place at the offices of Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201, at 10:00 am Pacific time, on the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Sections 3.1, 3.2 and 3.3, or at such other time and place as the parties may agree (the date on which the Closing occurs, the “Closing Date”); provided, however, that the Closing Date shall not, in any event, occur later than August 7, 2012 (the “Outside Date”) without the prior consent of the Holders.  Notwithstanding the foregoing or anything to the contrary herein, if the Company postpones the Closing in breach of its obligations to consummate the Restructuring Transaction by the Outside Date, or otherwise breaches any of its other obligations set forth herein, each Holder may elect to have the Company redeem any or all of the Notes held by it on the Outside Date in accordance with the terms of the Indenture by providing written notice of such election within thirty (30) days of the Outside Date; provided, that the Company shall in all events use its reasonable best efforts to cause the Closing to occur by the Outside Date.  Any election by any Holder to cause the Company to redeem the Notes held by such Holder shall be in addition to any other remedy that such Holder may have pursuant to the terms of this Restructuring Agreement or in law or equity and shall not prejudice or otherwise impair any remedy available to such Holder, including, but not limited to, the rights and remedies set forth in Sections 9.2 and 9.5 of this Restructuring Agreement.  The Company further acknowledges and agrees that any election by a Holder to cause the Company to redeem the Notes held by such Holder will not constitute liquidated damages or otherwise be deemed to cure any breach by the Company of the terms hereof.

3.                  Conditions Precedent

3.1        Conditions Precedent of all Parties to the Restructuring Transaction.  The obligations of the Company and each Holder to consummate the Restructuring Transaction are subject to the satisfaction of the following condition:

(a)                No Prohibition.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of the Restructuring Transaction.

3.2        Conditions Precedent to the obligations of the Holders.  The obligation of each Holder to consummate the Restructuring Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be delivered to the Holders.  Each Holder shall have received the following, each dated the Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Holders:

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(i)                 the Supplemental Indenture, duly executed by the Company and the Indenture Trustee, duly executed by the Company and applicable trustee, as applicable;

(ii)               the CVR Certificate representing its Contingent Value Rights for the Holder’s applicable Contingent Value Percentage, duly executed and delivered by the Company;

(iii)             certified copies of the resolutions of the Board approving this Restructuring Agreement, the Restructuring Transaction, the Supplemental Indenture, the form of CVR Certificate and the Amendment to the Shareholder Rights Plan, and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the Restructuring Transaction;

(iv)             a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign the Restructuring Agreement, the Supplemental Indenture, the CVR Certificate, the Amendment to the Shareholder Rights Plan and the other documents to be delivered hereunder;

(v)               certified copies of the Certificate or Articles of Incorporation (certified by the Secretary of State of the applicable state of incorporation) dated at least within ten (10) Business Days of the Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(vi)             a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Canada LLP (and/or Yukon counsel, as applicable) in a form to be agreed by the Parties, acting reasonably;

(vii)           an Officer’s Certificate certifying as to the matters addressed in clauses 3.2(b)-(e) below; and

(viii)         such other documents, agreements or information as a Holder may reasonably request.

(b)               Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date of the Original Agreement and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Closing Date.

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(d)               No litigation.  No litigation has been initiated which, if determined in an adverse manner, would materially impair the ability of the Restructuring Transaction to be completed.

(e)                Amended Notes.  The Amended Notes shall be eligible for clearance and settlement through DTC and the Company shall have obtained CUSIP numbers for the Amended Notes.

3.3              Conditions Precedent of the Company to the Restructuring Transaction.  The obligations of the Company to consummate the Restructuring Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be Delivered to the Company.  The Company shall have received from each Holder the following, each dated the Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Company:

(i)                 the CVR Certificate, duly executed and delivered by each Holder; and

(ii)               such other documents, agreements or information as the Company may reasonably request.

(b)               Representations and Warranties.  The representations and warranties of each Holder set forth herein shall be true and correct in all material respects as of the date of the Original Agreement and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  Each Holder shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Restructuring Agreement to be performed, satisfied or complied with by it on or prior to the Closing Date.

4.                  Affirmative Covenants.

4.1        Publicity.  Prior to the Closing, the Company may make public announcements regarding the Restructuring Transaction which the Company reasonably believes are required by Applicable Law or as contemplated by the terms of this Restructuring Agreement. Prior to making any public announcement regarding the Restructuring Transaction, the Company will provide each Holder a reasonable opportunity to review and comment on such public announcements and cooperate with each Holder in good faith to incorporate any reasonable comments by such Holder. Prior to the Closing, Holders shall not make any public announcement regarding the Restructuring Transaction, except as may be required by Applicable Law, in which case the Holder proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the Company before making any such public announcements.  On or before the first Business Day following execution of this Restructuring Agreement, the Company shall publicly disclose the material terms hereof in compliance with all applicable securities regulations.

4.2              Board of Director Composition. Steelhead shall not, either alone or in concert with others, take any action to remove or replace, or vote for the election of any individual seeking to replace, any member of the Board or Company’s management until, but not including, the earlier of June 30, 2013 or the 2013 annual meeting of the Company. Notwithstanding the foregoing, (i) with respect to any individual director, Steelhead shall not be bound by the foregoing in the event that such director breaches his or her fiduciary duty as a director of the Company, and (ii) Steelhead shall not be bound by the foregoing in the event that the Company breaches in any material respect any of its obligations hereunder or as set forth in any other agreement contemplated herein.

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4.3              Future Distributions.  Subject to applicable regulatory requirements regarding capital and reserves for operating expenses and taxes, the Company agrees to distribute a substantial majority (calculated net of payments under the CVR Certificate and the deductions applicable to such payments thereunder) of the proceeds of any award or settlement relating to the Brisas Project to its shareholders promptly following each receipt (if more than one) thereof.

4.4                Transfer Restrictions.  Each Holder agrees not to sell or otherwise dispose of, directly or indirectly, any Subject Notes held by it other than pursuant to this Restructuring Agreement; provided, that the foregoing restriction shall cease to apply on the first Business Day following the earlier to occur of the Outside Date or the Closing Date.

4.5              No Redemption.  The Company shall not exercise any right of redemption with respect to Notes held by Holders under Section 5.01 of the Indenture or otherwise; provided, that the foregoing shall not apply to the Amended Notes (which may only be redeemed in accordance with the terms set forth on Exhibits B hereto), or the Notes held by the Other Holders who do not participate in the Restructuring Transaction.

4.6              Registration.  The Company shall, in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the SEC a shelf registration statement on Form F-1 or Form F-3 or other suitable or successor form (the “Shelf Registration Statement”) providing for the resale from time to time by the holders of the following Securities: (i) the Restructuring Transaction Shares, (ii) any Common Shares to be issued pursuant to the Contingent Value Rights, (iii) any Common Shares to be received upon redemption of the existing Notes in accordance with Section 2, (iv) the Amended Notes, and (v) any Common Shares issuable upon conversion of the Amended Notes, within forty-five (45) days following the Closing Date, and thereafter use its commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective by the SEC within one hundred eighty (180) days following the Closing Date (the “Shelf Registration Deadline Date”).  The failure by the Company to cause the Shelf Registration Statement to be declared effective by the SEC by the Shelf Registration Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, such Holder’s pro rata portion of the Registration Liquidated Damages payable in respect of such Holder’s holdings of Subject Notes; provided, that payments of any Registration Liquidated Damages owing shall be made on the earlier to occur of (A) the date on which the Shelf Registration Statement is declared effective by the SEC and (B) every fifth Business Day from the Shelf Registration Deadline Date through the date on which the Shelf Registration Statement is declared effective by the SEC.

4.7              Other Noteholders.  The Company shall not offer to any Other Holder treatment with respect to the Notes which is more favorable to such Other Holder than the treatment provided to Holders in accordance with the terms hereof.  Each Holder acknowledges that the Company may disclose in the materials related to the Tender Offer that the terms of the Restructuring Transaction will be made available to all Other Holders, such that the Other Holders will be able to elect to restructure some, all or none of the Notes held by them in accordance with the terms thereof, all on the same terms as made available to the Holders; provided, that the Schedule TO filed with the SEC with respect to the Tender Offer shall be in form and substance reasonably acceptable to the Majority Holders.

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5.                  Events Of Default; Termination.

5.1        Events of Default of the Company.  The occurrence of any of the following shall constitute an Event of Default with respect to the Company:

(a)                the Company fails to perform or observe any agreement, covenant, term or condition contained herein, and such failure, if able to be remedied, continues unremedied for a period of five (5) days (or such shorter amount of time remaining prior to the Closing Date) after written notice thereof is given by the Majority Holders to the Company (and the Majority Holders have not subsequently agreed to waive such Event of Default, in their sole discretion); or

(b)               the Company makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due; or

(c)                any decree or order for relief in respect of the Company is entered under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law, whether now or hereafter in effect (the “Bankruptcy Law”), of any jurisdiction; or

(d)               the Company petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Company, or of any substantial part of the assets of the Company, or commences a voluntary case under the Bankruptcy Law of the United States or any other jurisdiction or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a wholly-owned Subsidiary) relating to the Company under the Bankruptcy Law of any other jurisdiction; or

(e)                any such petition or application is filed, or any such proceedings are commenced, against the Company and the Company by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than sixty (60) days; or

(f)                any order, judgment or decree is entered in any proceedings against the Company decreeing the dissolution of the Company and such order, judgment or decree remains unstayed and in effect for more than thirty (30) days.

5.2        Events of Default of a Holder.  The occurrence of any of the following shall constitute an Event of Default with respect to a Holder:

(a)                such Holder fails to perform or observe any agreement, covenant, term or condition contained herein, and, if able to be remedied, such failure continues unremedied for a period of five (5) days (or such shorter amount of time then remaining prior to the Closing Date) after written notice thereof is given such Holder; or

(b)               such Holder makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due; or

(c)                any decree or order for relief in respect of such Holder is entered under any Bankruptcy Law of any jurisdiction; or

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(d)               such Holder petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Company, or of any substantial part of the assets of such Party, or commences a voluntary case under the Bankruptcy Law of the United States or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a Subsidiary) relating to such Holder under the Bankruptcy Law of any other jurisdiction; or

(e)                any such petition or application is filed, or any such proceedings are commenced, against such Holder and that Holder by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than sixty (60) days; or

(f)                any order, judgment or decree is entered in any proceedings against such Holder decreeing the dissolution of that Party and such order, judgment or decree remains unstayed and in effect for more than thirty (30) days.

5.3              Termination by Mutual Consent. This Restructuring Agreement may be terminated at any time prior to the Closing Date by the mutual written consent of the Company and the Holders.

5.4              Termination by the Company.  This Restructuring Agreement may be terminated at any time prior to the Closing Date by the Company with respect to a Holder upon the occurrence of an Event of Default by such Holder.  If the Company terminates this Restructuring Agreement with respect to any Holder, the Company shall immediately notify the other Holders.  Any such termination shall not affect the liability of the breaching Party.

5.5              Termination by a Holder.  This Restructuring Agreement may be terminated at any time prior to the Closing Date by the Holders as follows:  (i) by the Majority Holders upon the occurrence of an Event of Default of the Company set forth in Section 5.1(a); (ii) by any Holder upon the occurrence of an Event of Default of the Company set forth in Section 5.1(b) – (f); (iii) by any Holder with respect to such Holder if the Company terminates the Restructuring Agreement with respect to any other Holder pursuant to Section 5.4; or (iv) by any Holder if the Closing of the Restructuring Transaction has not occurred by the Outside Date.  Any such termination shall not affect the liability of the breaching Party or the Company’s obligation to redeem the Notes as provided in Section 2 above upon the election of the Holder.

6.                     Representations, Covenants And Warranties of the Company.  The Company represents, covenants and warrants as follows:

6.1        Organization; Power and Authority.  The Company is a corporation duly organized and validly existing in good standing under the laws of its state of incorporation, and is duly licensed and in good standing as a foreign corporation in each jurisdiction in which the nature of the business transacted or the property owned is such as to require licensing or qualification as a foreign corporation.  As of the date hereof, the Board has approved this Restructuring Agreement and all of the transactions contemplated hereby, and the Company has taken all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Restructuring Agreement and all of the transactions contemplated hereby.  The Company has the power and authority to execute and deliver this Restructuring Agreement and each document contemplated hereby and to perform its obligations hereunder and thereunder.  This Restructuring Agreement has been duly executed and delivered by the Company as of the date hereof and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, and each document contemplated hereby has been, or will be prior to the Closing Date, duly executed and delivered by the Company and constitutes, or will constitute prior to the Closing Date, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.  All consents, approvals and authorizations required on the part of the Company in connection with the execution, delivery and performance of this Restructuring Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of the Company in connection with each document contemplated hereby have been obtained and will be effective as of the Closing Date.  The entry by the Company into this Restructuring Agreement and each document contemplated hereby has not, and the performance of its obligations hereunder will not, violate or conflict with or result in any breach or default under the organizational documents of the Company, any agreement or instrument to which it or any of its subsidiaries or any of their assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Company or any of its subsidiaries.

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6.2        Securities to be Issued to the Holders.  The Securities amended by and to be issued to the Holders pursuant this Restructuring Agreement and each document contemplated hereby have been duly authorized by the Company and will be, upon execution, valid and binding obligations of the Company, enforceable in accordance with their respective terms.

6.3        Brisas Project. There is no information regarding the Arbitration Proceeding that has not been publicly disclosed that could have a material adverse impact on the Company or its prospects.

6.4        Regulatory Approval. The Company has informed the TSX Venture Exchange and the NYSE Amex of the principal terms set forth in this Restructuring Agreement and neither has indicated that it will object to or challenge the terms hereof or that any other approvals are required in respect hereof.  No approvals are required form any other Governmental Authority.

6.5        Broker Fees.  The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Restructuring Agreement or the consummation of the Restructuring Transaction.

6.6              Management Support.  The Company has obtained from its officers and directors a support agreement in the form attached hereto as Exhibit D, pursuant to which such persons have committed to vote in favor of the Restructuring Transaction.

6.7              Company Employees.  The Company has obtained from its employees and directors (i) waivers in the form attached hereto as Exhibit E, such that the sum total of all change of control payments triggered by the Restructuring Transaction (including the acceleration of any stock option, bonus or other award pursuant to any equity compensation plan or other bonus plan) that are payable (or potentially payable, if a termination of employment or other similar event is a further condition to the Company’s payment obligation) will be less than $2,000,000 in the aggregate (including the effect of any tax “gross-up” payments). Any employee or director who does not execute such a waiver (or substantially similar waiver) will not be eligible to participate in any future equity compensation plan or bonus plan.

6.8              Shareholder Approval of Restructuring Transaction.  The Company has obtained Shareholder Approval of the Restructuring Transaction.

6.9              Amendment to Company Shareholder Rights Plan.  The amendment to the Company Shareholder Rights Plan in the form attached hereto as Exhibit F (the “Amendment to the Shareholder Rights Plan”) to modify the provisions thereof to exempt application of the Company Shareholder Rights Plan to the Restructuring Transaction has been approved by the Shareholders and is effective as of the date hereof.

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7.                     Representations, Covenants And Warranties of the Holders.  Each Holder, severally and not jointly, represents and warrants as follows with respect to itself:

7.1              Organization; Power and Authority.  Holder is an entity duly organized and validly existing in good standing under the laws of its state of organization.  As of the date hereof, Restructuring Agreement and all of the transactions contemplated hereby have been approved by the requisite governing person or body of Holder, to the extent applicable and required, and Holder has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Restructuring Agreement and the transactions contemplated hereby.  Holder has the power and authority to execute and deliver this Restructuring Agreement and each document contemplated hereby to be executed by it and to perform its obligations hereunder and thereunder. This Restructuring Agreement has been duly executed and delivered by Holder as of the date hereof and constitutes a valid and binding obligation of Holder, enforceable against Holder in accordance with its terms, and each document contemplated hereby to be executed by it has been, or will be prior to the Closing Date, duly executed and delivered by the Holder and constitutes, or will constitute prior to the Closing Date, a valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms.  All consents, approvals and authorizations required on the part of the Holder, if any, in connection with the execution, delivery and performance of this Restructuring Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of Holder, if any, in connection with each document contemplated hereby have been obtained and will be effective as of the Closing Date.  The entry by the Holder into this Restructuring Agreement and each document contemplated hereby has not, and the performance of its obligations hereunder will not, violate or conflict with or result in any breach or default under the organizational documents of the Holder, any agreement or instrument to which it or any of its assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Holder.

7.2        Investment.

(a)                Holder is an “accredited investor” as such term is used in Regulation D under the Securities Act;

(b)               The name and address of the entity through which each Holder holds any Subject Notes is set forth on Schedule I, and such information set forth on Schedule I is true and correct in all material respects.

(c)                Holder acknowledges that no person has been authorized to give any information or to make any representation concerning the Company or the Securities, if any, other than information made available by the Company on www.sec.gov, www.sedar.com, or www.goldreserveinc.com;

(d)               Holder understands and accepts that an investment in the Securities involves various risks, including the risks outlined in the public filings made by the Company with the SEC pursuant to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and the rules and regulations adopted by the SEC thereunder (collectively, the “Securities Documents”); and

(e)                Holder is familiar with the business and financial condition and operations of the Company, all as generally described in the Securities Documents.

7.3        Contingent Value Rights.

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(a)                Holder is acquiring the Contingent Value Rights solely for its own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Contingent Value Rights;

(b)               Holder understands that the Contingent Value Rights have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon Holder’s investment intent and of the other representations made by Holder in this Restructuring Agreement;

(c)                Holder understands that the Contingent Value Rights are “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Holder may dispose of the Contingent Value Rights only pursuant to an effective registration statement under the Securities Act or an exemption therefrom.

(d)               Holder agrees: (i) it will not sell, assign, pledge, give, transfer or otherwise dispose of the Contingent Value Rights, or any interest therein, or make any offer or attempt to do any of the foregoing, except in a transaction registered under the Securities Act and all applicable state securities laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable state securities laws; (ii) that the CVR Certificate will bear a legend making reference to the foregoing restrictions; and (iii) that the Company shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.

7.4        Broker Fees.  Holder has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of Holder to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Restructuring Agreement or the consummation of the Restructuring Transaction.

8.                     Definitions.  For the purpose of this Restructuring Agreement, the terms defined in the introductory sentence and elsewhere in this Restructuring Agreement shall have the respective meanings specified therein, and the following terms shall have the meanings specified with respect thereto below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

8.1        Terms.

“Additional Cash Consideration” means an amount equal to (x) $500,000, plus (y) $500,000 multiplied by a fraction, the numerator of which is the aggregate amount of Notes tendered by the Other Holders for participation in the Restructuring Transaction as contemplated by Section 4.7 and the denominator of which is the aggregate amount of Notes held by all Other Holders ($500,000 of which was previously paid).

“Applicable Law” means any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S.

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

11

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Brisas Project” has the meaning set forth in the Securities Documents.

“Business Day” means any day on which banks are open for business in New York City (other than a legal holiday in Canada).

“Company Shareholder Rights Plan” means the 2009 Shareholder Rights Plan Agreement.

“Contingent Value Percentage” means, for each holder, the percentage of Contingent Value Rights set forth on Exhibit A hereto.

“Contingent Value Right” means, with respect to each Holder, the contingent value right entitling the holder thereof to, among other rights, the applicable Contingent Value Percentage of Proceeds received by the Company, net of certain deductions, with respect to an Arbitration Award and a Mining Data Sale, as further described in the CVR Certificate.

“CVR Certificate” means the Contingent Value Rights Certificate, substantially in the form of Exhibit C attached hereto, issued by the Company to each Holder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any foreign governmental authority, the United States of America, any State of the United States, and any political subdivision of any of the foregoing, and any central bank, agency, department, commission, board, bureau, court or other tribunal having jurisdiction over the holder of any Note, any Party or their respective Property.

“Majority Holders” means Steelhead Navigator Master, L.P. and either of the other two Holders party hereto.

“Mining Data” means the mine data base relating to the Brisas Project which consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” means the sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

“Officer’s Certificate” means a certificate signed in the name of a Party by its President, one of its Vice Presidents or its Treasurer.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization and a government or any department or agency thereof.

“Proceeds” means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award or Mining Data Sale, as applicable; provided that, for the purposes of calculating Proceeds, any consideration received by any affiliate of the Company in connection with an Arbitration Award or Mining Data Sale, as the case may be, shall be deemed to have been received by the Company.

12

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

“Registration Liquidated Damages” means an amount equal to (x) $10,000, multiplied by (y) the number of Business Days from the Shelf Registration Deadline Date through the date on which the Shelf Registration Statement is declared effective by the SEC.

“SEC” means the United States Securities and Exchange Commission

“Securities” means the Notes, Amended Notes, Common Shares and Contingent Value Rights, and securities issued pursuant to conversion of the foregoing, as applicable.

“Securities Act” means the Securities Act of 1933, as amended.

“Steelhead” means Steelhead Navigator Master, L.P.

“Tribunal” means any municipal, state, commonwealth, federal, foreign, territorial or other sovereign, governmental entity, governmental department, court, commission, board, bureau, agency or instrumentality.

8.2        Terms Not Defined in this Restructuring Agreement.  Capitalized terms used and not defined herein have the respective meanings given such terms in the Indenture.

9.                  Miscellaneous.

9.1        Reasonable Best Efforts; Further Assurances.  Each Party shall use its reasonable best efforts to satisfy each of the conditions to be satisfied by it as provided in this Restructuring Agreement.  Each Party hereby agrees to execute and deliver such documents and take such other actions as reasonably requested in connection with the transactions contemplated by this Restructuring Agreement.

9.2        Indemnification.

(a)                The Company shall indemnify the Holders from and against any and all losses, claims, damages, expenses (including without limitation reasonable attorneys’ fees and expenses) or other liabilities (“Losses”) resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Restructuring Agreement, in each case as incurred.  For the avoidance of doubt, Losses include any diminution in value of the Securities issued pursuant to this Restructuring Agreement in addition to Losses incurred as a result of or in connection with third-party claims, in each case resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Restructuring Agreement.

(b)               Each Holder shall severally, and not jointly, indemnify the Company from and against any and all Losses resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by such Holder in this Restructuring Agreement, in each case as incurred.

13

9.3        Successors And Assigns; Assignment.  All covenants and agreements in this Restructuring Agreement by the Company shall bind its successors and assigns, whether so expressed or not.  No Party hereto may assign its rights and obligations, in whole or in part, to any Person.

9.4        Confidentiality.  The Non-Disclosure Agreements previously executed between the Company and each Holder shall be terminated effective as of the date of the Original Agreement, except to the extent that by its terms any such Non-Disclosure Agreement survives termination; provided  that any Holder will be free, after notice to the Company, to correct any false or misleading information which may become public concerning the relationship of such holder to the Company; and provided  further that the Company shall not disclose the individual holdings of any Holder (although it may disclose the aggregate holdings of the Holders) other than as required by relevant securities laws in connection with the Schedule TO and any applicable Canadian laws.

9.5        Specific Performance.  The Company acknowledges and agrees that (a) irreparable damage to the Holders would occur in the event that any of the provisions of this Restructuring Agreement are not performed in accordance with their specific terms or are otherwise breached, and (b) remedies at law would not be adequate to compensate the Holders. Accordingly, the Company agrees that the Holders shall have the right, in addition to any other rights and remedies existing their favor, to enforce their rights hereunder by an action or actions for specific performance. The right to specific performance shall exist notwithstanding, and shall not be limited by, any other provision of this Restructuring Agreement.

9.6        Notices.  All notices or other communications provided for hereunder shall be in writing and sent by first class mail or nationwide overnight delivery service (with charges prepaid) and (i) if to Holder, addressed to Holder at the address specified for such communications on the signature page hereof, or at such other address as Holder shall have specified to the Company in writing, and (ii) if to the Company, addressed to it at Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201 Attn: Rockne J. Timm, or at such other address as the Company shall have specified to you in writing.

9.7        Amendments and Waivers. This Restructuring Agreement may be amended only in a writing signed by each Party.  Any waiver must be in writing and executed by the Party against which the enforcement of such waiver is sought.

9.8        Governing Law.  This Restructuring Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Restructuring Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

9.9        Waiver Of Jury Trial; Consent To Jurisdiction.

(i)                 EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUR OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED THEREBY.

(ii)               ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS RESTRUCTURING AGREEMENT OR ANY TRANSACTIONS RELATING HERETO OR THERETO, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF THE COMPANY OR THE OTHER PARTIES HERETO SHALL BE DETERMINED BY BINDING ARBITRATIONS IN SEATTLE, WASHINGTON ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATIONS PURSUANT TO ITS RULES (http://www.adr.org), AND EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID ARBITRATION TRIBUNAL.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY OBJECTIONS, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS.

14

9.10    Severability.  In case any provision in this Restructuring Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

9.11    Effect Of Headings And Table Of Contents.  The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

9.12    Counterparts.  This Restructuring Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument..

15

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this Restructuring Agreement and return the same to the Company, whereupon this Restructuring Agreement shall become a binding agreement between the Company and you.

Very truly yours,

GOLD RESERVE INC.

By: _____________________________

        Name:

        Title:

[Signature Page to the Amended and Restated Subordinated Note Restructuring Agreement]

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

STEELHEAD NAVIGATOR MASTER, L.P.

            By:  Steelhead Partners LLC, in its capacity as Investment Manager

By:___________________________

Name:

Title:

[Signature Page to the Amended and Restated Subordinated Note Restructuring Agreement]

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

WEST FACE LONG TERM OPPORTUNITIES GLOBAL MASTER L.P.

WEST FACE LONG TERM OPPORTUNITIES (USA) LIMTED PARTNERSHIP

WEST FACE LONG TERM OPPORTUNITIES LIMITED PARTNERSHIP

WEST FACE LONG TERM OPPORTUNITIES MASTER FUND L.P.

By:  West Face Capital Inc., in its capacity as Investment Advisor

By:___________________________

Name:

Title:

[Signature Page to the Amended and Restated Subordinated Note Restructuring Agreement]

The foregoing Restructuring Agreement is hereby accepted as of the date first above written.

GREYWOLF CAPITAL OVERSEAS MASTER FUND

GREYWOLF CAPITAL PARTNERS II LP

            By: Greywolf Capital Management LP, in its capacity as Investment Manager

By:___________________________

Name:

Title:

[Signature Page to the Amended and Restated Subordinated Note Restructuring Agreement]

EXHIBIT A

Redacted

EXHIBIT B
SUPPLEMENTAL INDENTURE

GOLD RESERVE INC.

as Issuer

AND

THE BANK OF NEW YORK MELLON

(successor to THE BANK OF NEW YORK)

as Trustee

BNY TRUST COMPANY OF CANADA

as Co-Trustee

First Supplemental Indenture

Dated as of _______, 2012

to

Indenture

Dated as of May 18, 2007

___________________

5.50% Senior Subordinated Convertible Notes

Table of Contents

Section 2.03 Amendment of Article II – Insertion of New Section 2.05 – Form of

...........              Face of Security (Modified Security).......................................................... 4

Section 2.04 Amendment of Article II – Insertion of New Section 2.06 – Form of

 ..........              Reverse of Security (Modified Security)..................................................... 5

Section 2.05 Amendment of Article III - Insertion of New Section 3.01A –

 ..........              Modified Securities:  Title; Amount and Issue of Modified

...........              Securities; Principal and Interest............................................................... 15

Section 2.06 Amendment of Article V - Amendment of Sections 5.01 and 5.03............... 16

Section 2.07 Amendment of Article XIII – Insertion of New Sections 13.08,

i

FIRST SUPPLEMENTAL INDENTURE, dated as of [●], 2012 (this “Supplemental Indenture”), by and among  GOLD RESERVE INC., a corporation duly organized and existing under the laws of Yukon, Canada, as Issuer (hereinafter called the “Company”), having its principal office at 926 West Sprague Ave., Suite 200, Spokane, WA 99201 (Facsimile No. (509) 623-1634) and THE BANK OF NEW YORK MELLON (as successor to the bank of new york), a New York banking corporation, as Trustee (herein called the “Trustee”) and BNY TRUST COMPANY OF CANADA, as Co-Trustee.

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee have heretofore entered into an Indenture dated as of May 18, 2007 (the “Indenture”);

WHEREAS, pursuant to a Subordinated Note Restructuring Agreement (“Restructuring Agreement”), as amended and restated, by and among the Company and certain Holders party thereto (the “Large Noteholders”), the parties thereto agreed to restructure certain of the Securities issued pursuant to the Indenture upon the terms and conditions set forth in the Restructuring Agreement;

WHEREAS, (i)  pursuant to the Restructuring Agreement, the Company and the Large Noteholders agreed, inter alia, to modify the terms of certain Securities held by the Large Noteholders, and (ii) the Company intends to offer to all other Holders of Notes (“Other Holders”) the ability to restructure the Notes held by them on the same economic terms as the Notes held by the Large Noteholders (the transactions contemplated by clauses (i) and (ii) are referred to as the “Restructuring”);

WHEREAS, Section 11.02 of the Indenture expressly permits the Company and the Trustee to amend or supplement the Indenture with the consent of the Holders of not less than a majority in Principal Amount of the Outstanding Securities;

WHEREAS, the Large Noteholders hold approximately 87.8% of the Outstanding Securities and have consented to the amendments reflected in this Supplemental Indenture to provide for the terms of the Modified Securities, as defined herein, and certain other matters, pursuant to the Restructuring Agreement;

WHEREAS, this Supplemental Indenture includes the form of the Modified Securities to be issued to such Holders as elect to participate in the Restructuring;

WHEREAS, pursuant to Section 11.03 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture; and

WHEREAS, for the purposes hereinabove recited, and pursuant to due corporate action, the Company has duly determined to execute and deliver to the Trustee this Supplemental Indenture, and all conditions and requirements necessary to make this Supplemental Indenture a valid, legal and binding instrument in accordance with its terms have been satisfied, and the execution and delivery hereof have been in all respects duly authorized.

First Supplemental Indenture

1

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTCICLE ONE
Relation to Indenture; Definitions

Section 1.01 Relation to Indenture.

This Supplemental Indenture constitutes an integral part of the Indenture.

Section 1.02 Definitions.

For all purposes of this Supplemental Indenture, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

Section 1.03 General References.

Unless otherwise specified or unless the context otherwise requires, (i) all references in this Supplemental Indenture to Articles and Sections refer to the corresponding Articles and Sections of this Supplemental Indenture and (ii) the terms “herein,” “hereof,” “hereunder” and any other word of similar import refer to this Supplemental Indenture.

Article Two
Amendments to the Indenture

The Indenture is hereby amended as set forth below in this Article Two for the purpose of implementing modifications to certain of the Securities that Holders elect to restructure pursuant to the Restructuring; provided, however, that the amendments effected hereby are being effected solely with respect to the Securities of the Holders that elect to participate in the Restructuring.  Securities held by Holders that do not elect to participate in the Restructuring will not be subject to the new terms applicable to Modified Securities added pursuant to this Supplemental Indenture but will continue to be subject to the applicable terms of the Indenture.

Section 2.01 Amendment of Section 1.01 – Additional Defined Terms.

Section 1.01 of the Indenture is hereby amended by inserting the following defined terms in the appropriate alphabetical position:

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

First Supplemental Indenture

2

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Contingent Value Right” means, with respect to each Holder of a Modified Security, the contingent value right entitling the holder thereof to, among other rights, the applicable Contingent Value Percentage of Proceeds received by the Company, net of certain deductions, with respect to an Arbitration Award and a Mining Data Sale, as further described in the CVR Certificate.

“CVR Certificate” means the Contingent Value Right Certificate, substantially in the form of Exhibit C attached to the Restructuring Agreement, issued by the Company to each Holder of a Modified Security.

“Mining Data” means the mine data base relating to the Brisas Project which consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” means the sale, pledge (except as provided for in Section 9 of the CVR Certificate), transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

“Modified Securities” means the Securities modified pursuant to Article II of this Supplemental Indenture.

“Modified Security” means a Security modified pursuant to Article II of this Supplemental Indenture.

 “Proceeds”  means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award or Mining Data Sale, as applicable; provided that, for the purposes of calculating Proceeds, any consideration received by any affiliate of the Company in connection with an Arbitration Award or Mining Data Sale, as the case may be, shall be deemed to have been received by the Company.

Section 2.02 Additional Amendment of Section 1.01 – Modified Defined Terms.

Section 1.01 of the Indenture is hereby amended by deleting the term “‘Holder’ or ‘Securityholder’” and “Stated Maturity” and inserting the following definitions:

“Holder” or “Securityholder”   means a Person in whose name a Security or a Modified Security is registered in the Security Register.

“Stated Maturity” when used with respect to any Modified Security, means [●], 2014, and when used with respect to any Security that is not a Modified Security, means June 15, 2022.

First Supplemental Indenture

3

Section 2.03 Amendment of Article II – Insertion of New Section 2.05 – Form of Face of Security (Modified Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.05:

Section 2.05.  Form of Face of Security (Modified Security).

[INCLUDE IF MODIFIED SECURITY IS A GLOBAL SECURITY — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

gold reserve inc.

5.50% Senior Subordinated Convertible Notes due 2014

No. [●]	CUSIP NO. [NTD: New CUSIP No. to be inserted] ISIN [NTD: New ISIN No. to be inserted]	U.S. $[●]

Gold Reserve Inc., a corporation duly organized and validly existing under the laws of Yukon, Canada (herein called the “Company”, which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to Cede & Co., or registered assigns, the principal sum of [●] United States Dollars ($●) [INCLUDE IF MODIFIED SECURITY IS A GLOBAL SECURITY — (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on [●], 2014.  Payment of the principal of this Security shall be made by wire transfer or check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is [●], 2012.

First Supplemental Indenture

4

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the obligation or option of the Company to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

gold reserve inc.

By:
Authorized Signatory

Attest:
By: _________________________ Authorized Signatory

Section 2.04 Amendment of Article II – Insertion of New Section 2.06 – Form of Reverse of Security (Modified Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.06:

Section 2.06.  Form of Reverse of Security (Modified Security).

This Security is one of a duly authorized issue of Securities of the Company, designated as its 5.50% Senior Subordinated Convertible Notes due 2014 (herein called the “Modified  Securities”), all issued or to be issued under and pursuant to an Indenture dated as of May 18, 2007, as amended (herein called the “Indenture”), between the Company and The Bank of New York (herein called the “Trustee”), as supplemented by the Supplemental Indenture dated as of [●], 2012 between the Company and the Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Modified Securities.  Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture, as so supplemented.

First Supplemental Indenture

5

The indebtedness evidenced by the Modified Securities is unsecured indebtedness of the Company and is or will be (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of the Brisas gold and copper project, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to senior secured bank indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of our subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of our other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of our future subordinated debt. However, the indebtedness evidenced by the Modified Securities will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of our subsidiaries.

Interest. The Company, promises to pay interest on the principal amount of this Modified Security at the rate of 5.50% per annum.  The Company will pay interest semiannually on June 15 and December 15 of each year commencing on [December 15,] 2012.

Interest will be paid to the person in whose name a Modified Security is registered at the close of business on or, as the case may be, immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Holder of this Modified Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest, on this Security on the corresponding interest payment date. The Holder of this Modified Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of this Modified Security at any time after the close of business on such Regular Record Date. If this Modified Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date, it must be accompanied by payment of an amount equal to the interest that the Holder is to receive on the Modified Securities. Notwithstanding the foregoing, no such payment of interest need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest existing at the time of conversion of such Modified Security. Except where this Modified Security is surrendered for conversion and must be accompanied by payment as described above, no interest will be payable by the Company on any interest payment date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article XVI of the Indenture, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company’s obligation to pay the principal amount of the Modified Securities and accrued and unpaid interest, if any, to, but not including, the related Conversion Date.

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Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal of or interest, on any Modified Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of Modified Securities represented by a Global Security (including principal and interest) will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company.  The Company will pay principal of Definitive Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest on Definitive Securities will be payable (i) to Holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Modified Securities and (ii) to Holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Registrar not later than the relevant Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 12.09 of the Indenture.

Redemption for Tax Reasons.   The Company may, at its option, redeem the Modified Securities, in whole but not in part, for an amount equal to 100% of the Principal Amount of the Modified Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (the “Redemption Price”), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after [●], 2012 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after [●], 2012 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the Modified Securities not less than 30 days’ nor more than 60 days’ notice of  redemption, except that (i) the Company will not give notice of redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

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Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Modified Securities pursuant to Article XIII of the Indenture can elect to (i) convert its Modified Securities pursuant to Article XVI of the Indenture or (ii) not have its Modified Securities redeemed,  provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Modified Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Modified Securities redeemed without any further action.  If a Holder does not elect to convert its Modified Securities pursuant to Article XVI of the Indenture but wishes to elect to not have its Modified Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the “Notice of Election”) on the back of this Modified Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all Modified Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, cease to accrue on such Modified Securities or portions thereof.

Company’s Obligation to Redeem.  The Company shall redeem the Modified Securities then outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount thereof plus accrued and unpaid interest, upon (a) the Company’s receipt of Proceeds of an Arbitration Award or (b) the Company’s receipt of Proceeds from a Mining Data Sale, in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the Company’s receipt of any such Proceeds); provided, however, that in respect of any given receipt of Proceeds by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Proceeds received by the Company, and if the amount of Proceeds received is insufficient to redeem all of the Modified Securities then outstanding, the Company shall redeem a pro rata portion of each Holder’s Securities determined on the basis of the Principal Amount of Modified Securities held by each Holder as among all outstanding Modified Securities held by all Holders (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

Company’s Right to Redeem.  The Company may, at its option, redeem the Modified Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per Modified Security equal to the Principal Amount of such Modified Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company within [five (5)] days of the end of such thirty (30) trading day period.

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Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to [●], 2014, the Company will be required to make an offer to purchase (the “Fundamental Change Purchase Offer”) all outstanding Modified Securities at a purchase price equal to the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any (the “Fundamental Change Purchase Price”), up to, but excluding, the purchase date (the “Fundamental Change Purchase Date”).  Subject to the satisfaction of certain conditions set forth in this Modified Security and in Article XV of the Indenture, the Company will have the right to pay the Fundamental Change Purchase Price by delivering Common Shares, cash or a combination of Common Shares and cash, as set forth in the Indenture.

Within 30 Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Modified Securities at their addresses shown in the Security Register, and to beneficial owners of the Modified Securities as may be required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase Modified Securities in respect of which such offer is accepted by a Holder no later than 30 Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of Modified Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this Modified Security (“Fundamental Change Purchase Notice”), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Modified Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this Modified Security set forth in Section 16.01 thereof), the Holder hereof has the right, at its option upon not less than 3 days’ notice to the Company, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple thereof, into, subject to Section 16.02 of the Indenture, Common Shares at the initial conversion rate of 250 Common Shares per $1,000 Principal Amount of Modified Securities (the “Conversion Rate”) (equivalent to a Conversion Price of $4.00), subject to adjustment in certain events described in the Indenture.   Upon conversion of a Modified Security, the Company will have the option to deliver Common Shares, cash or a combination of Common Shares and cash for the Modified Securities surrendered, as set forth in the Indenture.  No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any Modified Securities for conversion.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder’s Modified Securities so long as the Modified Securities converted are an integral multiple of US$1,000 principal amount.

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[INCLUDE IF MODIFIED SECURITY IS A GLOBAL SECURITY – In the event of a deposit or withdrawal of an interest in this Modified Security, including an exchange, transfer, repurchase or conversion of this Modified Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Modified Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Modified Security shall be conclusive and binding upon such Holder and upon all future Holders of this Modified Security and of any Modified Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Modified Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Modified Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this Modified Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

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No reference herein to the Indenture and no provision of this Modified Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this Modified Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Modified Security is registrable in the Security Register, upon surrender of this Modified Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Modified Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The Modified Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of Modified Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Modified Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Modified Security is registered as the owner hereof for all purposes, whether or not this Modified Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Modified Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Modified Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

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ASSIGNMENT FORM

If you want to assign this Modified Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Modified Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this Modified Security on the books of the Company.  The agent may substitute another to act for him.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

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CONVERSION NOTICE

If you want to convert this Modified Security into cash and, if applicable, Common Shares of the Company, check the box: 

To convert only part of this Modified Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

If you want the stock certificate and Modified Securities (if any) to be delivered, made out in another person’s name, fill in the form below:

(Insert other person’s social security or tax ID no.)

(Print or type other person’s name, address and zip code)

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

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FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this Modified Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: 

If you elect to have only part of this Modified Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Modified Securities.

Date:		Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

            If Certificated Modified Securities have been issued, the certificate numbers shall be stated in this notice.

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NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this Modified Security redeemed by the Company, check the box:  

If you elect to have only part of this Modified Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

Date:		Signed:

(Sign exactly as your name appears on the other side of this Modified Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Section 2.05 Amendment of Article III - Insertion of New Section 3.01A – Modified Securities:  Title; Amount and Issue of Modified Securities; Principal and Interest.

Article III of the Indenture is hereby amended by inserting the following Section 3.01A:

Section 3.01A Modified Securities:  Title; Amount And Issue Of Modified Securities; Principal And Interest.  The Modified Securities shall be known and designated as the “5.50% Senior Subordinated Convertible Notes due 2014” of the Company.  The aggregate Principal Amount of Modified Securities that may be authenticated and delivered under this Indenture is initially limited to $●, except for Modified Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05, 15.04 and 16.01.  The Principal Amount shall be payable on [●], 2014, unless earlier converted, redeemed or repurchased.  The Modified Securities and any other Securities, if any, will be treated as a single class for purposes of the Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the Modified Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the Modified Securities shall be treated as a separate class for purposes of the Indenture.

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The Modified Securities shall bear interest at a rate of 5.50% per year.  Provided the Company has received payment for the Modified Securities, interest on the Modified Securities shall accrue from the Issue Date.  Interest shall be payable semiannually in arrears on June 15 and December 15, beginning [December 15], 2012.  Interest on the Modified Securities shall be computed on the basis of a 360-day year of twelve 30-day months.  Each rate of interest which is calculated with reference to a period (the “Deemed Interest Period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period.  The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

Section 2.06 Amendment of Article V - Amendment of Sections 5.01 and 5.03

Sections 5.01 and 5.03 of the Indentures are hereby amended to read in their entirety as follows:

Section 5.01 Company’s Right to Redeem; Notices to Trustee.

(a)  At any time on or after June 16, 2010, and until June 15, 2012 the Company may redeem the Securities (other than the Modified Securities), in whole or in part, for cash at a Redemption Price equal to 100% of the Principal Amount being redeemed plus accrued and unpaid interest, to but excluding the Redemption Date, if the closing sale price of the Common Shares is equal to or greater than 150% of the Conversion Price then in effect for at least 20 Trading Days in the period of 30 consecutive Trading Days ending on the Trading Day prior to the date of mailing of the Notice of Redemption.

(b)  Beginning on June 16, 2012 the Company may, at its option, redeem all or part of the Securities (other than the Modified Securities) for cash at a Redemption Price equal to 100% of the Principal Amount being redeemed plus accrued and unpaid interest, to but excluding the Redemption Date.

(c)  If the Company elects to redeem Securities, it shall notify the Trustee in writing of the Redemption Date, the Principal Amount of Securities to be redeemed, the Conversion Price and the Redemption Price payable on the Redemption Date.  The Company shall give such notice to the Trustee in accordance with Section 3.03.

(d)  In connection with any redemption, the Company shall furnish to the Trustee an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, to the redemption have been complied with.

(e)  For the avoidance of doubt, the Modified Securities may only be redeemed in accordance with the provisions of Section 13.08 or Section 13.09 hereof.

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Section 5.03 Notice of Redemption.

(a)  At least 30 days but not more than 60 days before a Redemption Date, with respect to Securities that are not Modified Securities, or on such date as is set forth in Section 13.08 or 13.09, as applicable, with respect to Modified Securities (which date shall be the Redemption Date with respect to such Modified Securities), the Company shall provide a notice of redemption (a “Notice of Redemption”) to the Trustee and to each Holder of Securities to be redeemed at such Holder’s address kept by the Registrar.

(b)  The Notice of Redemption shall identify the Securities to be redeemed and shall state:

(i)  the Redemption Date;

(ii)  the Redemption Price;

(iii)  the applicable Conversion Rate as of the Trading Day prior to the date of the mailing of the Notice of Redemption;

(iv)  the name and address of the Paying Agent and the Conversion Agent;

(v)  that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(vi)  that the Securities called for redemption may be converted at any time before the close of business on the second Business Day prior to the Redemption Date;

(vii)  that Holders who wish to convert Securities must comply with the procedures in Section 11.02;

(viii)  that, unless the Company defaults in making payment of the Redemption Price for the Securities called for redemption, interest on the Securities will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the Redemption Price upon presentation and surrender to the Paying Agent of the Securities;

(ix)  if fewer than all the outstanding Securities are to be redeemed, the certificate number and Principal Amounts of the particular Securities to be redeemed; and

(x)  the CUSIP number or numbers for the Securities called for redemption.

(c)  At the Company’s request, the Trustee shall give the Notice of Redemption in the Company’s name and at the Company’s expense.

Section 2.07 Amendment of Article XIII – Insertion of New Sections 13.08, 13.09 and 13.10 – Redemption.

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Article XIII of the Indenture is hereby amended by inserting the following Sections 13.08, 13.09 and 13.10:

Section 13.08  Mandatory Redemption of Modified Securities.

The Company shall redeem the Modified Securities then outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount thereof plus accrued and unpaid interest, upon (a) the Company’s receipt of Proceeds of an Arbitration Award or (b) the Company’s receipt of Proceeds from a Mining Data Sale, in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the Company’s receipt of any such Proceeds); provided, however, that in respect of any given receipt of Proceeds by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Proceeds received by the Company, and if the amount of Proceeds received is insufficient to redeem all of the Modified Securities then outstanding, the Company shall redeem a pro rata portion of each Holder’s Securities determined on the basis of the Principal Amount of Modified Securities held by each Holder as among all outstanding Modified Securities held by all Holders (provided, further, that any subsequent receipt of additional Proceeds shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).

Section 13.09  Optional Redemption of Modified Securities.

The Company may not elect to redeem the Modified Securities at any time after [●] for any reason other than as set forth in this Section 13.09.  The Company may, at its option, redeem the Modified Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per Modified Security equal to the Principal Amount of such Modified Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least 20 trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company within five (5) days of the end of such thirty (30) trading day period.

Section 13.10  Redemption Price of Modified Securities.

In the event of any redemption of Modified Securities pursuant to Section 13.08 or 13.09, the redemption price applicable to such Modified Securities in accordance with such section shall be deemed to be the “Redemption Price” of such Modified Securities for purposes of determining the occurrence of an Event of Default under Section 7.01.

Section 2.08 Rights of Holders of Modified Securities.

Except as expressly provided in this Supplemental Indenture, a Holder of a Modified Security shall have all of the rights of a Holder of a Security under the Indenture and all references to “Security” shall include Modified Security and all references to “Securities” shall include Modified Securities.

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ARTICLE THREE
Miscellaneous

SECTION 3.01 Certain Trustee Matters.

The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture or the Securities (including for the avoidance of doubt the Modified Securities) or the proper authorization or the due execution hereof or thereof by the Company or the Parent.

Except as expressly set forth herein, nothing in this Supplemental Indenture shall alter the duties, rights or obligations of the Trustee set forth in the Indenture.

The Trustee makes no representation or warranty as to the validity or sufficiency of the information contained in any prospectus supplement or other disclosure documentation related to the Notes, except such information which specifically pertains to the Trustee itself, or any information incorporated therein by reference.

SECTION 3.02 Continued Effect.

Except as expressly supplemented and amended by this Supplemental Indenture, the Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Indenture is in all respects hereby ratified and confirmed and the provisions thereof shall be applicable to the Securities and this Supplemental Indenture.  This Supplemental Indenture and all its provisions shall be deemed a part of the Indenture in the manner and to the extent herein and therein provided and the Indenture and this Supplemental Indenture shall henceforth be read and construed together for all purposes.  Any and all references to the “Indenture”, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Supplemental Indenture (whether or not made), unless the context shall require otherwise.

SECTION 3.03 Governing Law.

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 3.04 Counterparts.

This instrument may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

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SECTION 3.05 Successors.

All agreements of the Company in this Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

SECTION 3.06 Headings, Etc.

The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 3.07 Severability.

In case any provision of this Supplemental Indenture or the Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and delivered, all as of the date first written above.

THE COMPANY:

GOLD RESERVE INC.

By: __________________________________

Name:  Rockne J. Timm

Title:    Chief Executive Officer

TRUSTEE:

THE BANK OF NEW YORK MELLON,

As successor to THE BANK OF NEW YORK

By: __________________________________

Name: _______________________________

Title: ________________________________

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EXHIBIT C

FORM OF CVR CERTIFICATE

(Attached hereto)

THE CONTINGENT VALUE RIGHT EVIDENCED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS AND UNTIL THE CONTINGENT VALUE RIGHT EVIDENCED BY THIS CERTIFICATE IS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

GOLD RESERVE INC.

FORM OF CONTINGENT VALUE RIGHT CERTIFICATE

Certificate No. ________________                                       Certificate for Contingent Value Rights

This certifies that ______________________ ( “Holder”), is the registered holder of the Contingent Value Right (“CVR”)  in accordance with the terms set forth herein.  The CVR represented by this Certificate entitles Holder, subject to the provisions contained herein, to certain rights specified herein granted by Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (the “Company”), determined pursuant to the provisions set forth below.

This Certificate is issued in accordance with that certain Restructuring Agreement, dated as of May 25, 2012 (the “Restructuring Agreement”), among the Company, Holder and the other signatories thereto.  In the event of any conflict between the terms of this Certificate and the Agreement, the terms of this Certificate shall control.  Capitalized terms used in this Certificate, to the extent not otherwise defined herein, shall have the same meaning as in the Restructuring Agreement.  The terms set forth below shall have the meanings ascribed to them below:

“Arbitration Award” means any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the Proceeds received by the Company or its affiliates from a sale, pledge (except as provided for in Section 9) , transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Assignment” means a written assignment of this Certificate (or portion hereof) in substantially the form attached hereto as Exhibit B.

“Contingent Value Percentage” means [  ]%.[1]

[1] To be calculated as each Holder’s percentage of the 5% pool.

“Enterprise Sale” means any (i) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (ii) a sale, pledge (except as provided for in Section 9), transfer or other disposition of  85% or more of the Company’s then outstanding shares or (iii) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company; provided, however, that an “Enterprise Sale” shall not solely include (x) a sale, transfer or other disposition of assets to a wholly-owned subsidiary of the Company or (y) the merger, plan of arrangement or other business combination of two or more wholly-owned subsidiaries of the Company.

            “Fair Market Value” means, with respect to any non-cash asset or other non-cash consideration, the fair market value thereof reasonably determined in good faith by the Board of Directors of the Company; provided however, that such determination of fair market value by the Board of Directors of the Company for the purpose of this CVR shall not be less than the determination by the Board of Directors of the Company of fair market value of the same non-cash asset or other non-cash consideration for any other purpose, including, but not limited to, for the purpose of establishing payment amounts pursuant to employee or director compensation plans or arrangements; provided further that in the event that Holder disagrees with any such determination of the fair market value, the fair market value of such non-cash asset or other non-cash consideration shall be determined by an independent appraiser reasonably acceptable to the Company and Holder (or, if they cannot agree on such an appraiser, by an independent appraiser selected by two independent appraisers, one of which is appointed by each of them).  In the event that the determination of Fair Market Value by the appraiser or appraisers, as the case may be, exceeds 105% of the Fair Market Value as determined by the Board of Directors of the Company, the Company shall bear the cost of the appraisal; in all other circumstances, Holder shall bear the cost of the appraisal.

            “GAAP” means Canadian generally accepted accounting principles applied on a basis consistent with the Company’s historical financial statements.

“Mining Data” means the mine data base relating to the Brisas Project consists of over 900 core drill holes with assay certificates with a calculated proven and probable 43-101 compliant audited ore reserve.

“Mining Data Sale” means the sale, pledge (except as provided for in Section 9), transfer or other disposition, directly or indirectly, of all or any portion of the Mining Data.

“Payment Default” means a failure of the Company to make any payment (whether in cash or Common Shares) in respect of the Amended Notes when due (including, but not limited to, an interest or principal payment, a cash or Common Share payment upon a redemption or repurchase, or a Common Share payment upon conversion of the Amended Notes).

“Proceeds” means the gross amount of all consideration, whether cash, securities, commodities, bonds or other non-cash consideration, received by the Company arising out of, in connection with or with respect to an Arbitration Award, Mining Data Sale or Enterprise Sale, as applicable; provided that, for the purposes of calculating Proceeds or Net Proceeds, any consideration received by any affiliate of the Company or, solely in the case of an Enterprise Sale, any shareholder of the Company in connection with an Arbitration Award, Mining Data Sale or Enterprise Sale, as the case may be, shall be deemed to have been received by the Company.

“Restructuring CVRs” means all CVRs issued pursuant to the terms of the Restructuring Agreement.

I.                    Distributions to Holder.  Upon the receipt by the Company of any Proceeds arising out of, in connection with or with respect to a Mining Data Sale or an Arbitration Award, the Company shall (a) provide written notice of such receipt to Holder as promptly as practicable and in any event no less than two (2) Business Days following such receipt, (b) distribute to Holder as soon as practicable the Contingent Value Percentage of the Net Proceeds (as defined below) resulting from such Proceeds, in accordance with the delivery instructions set forth on Exhibit A hereto (as may be modified by Holder from time to time via written notice to the Company), or in the event any transfer of this Certificate (or any portion hereof), in accordance with the instructions set forth in the applicable Assignment and (c) deliver to Holder a reasonably detailed written statement of the Company’s calculation of the amount of such distribution (including, but not limited to, the calculation of the Proceeds giving rise to such distribution, the Fair Market Value of any non-cash assets or other consideration included in such Proceeds and the basis for such determination, the Excluded Amounts deducted from such Proceeds and the Net Proceeds).  Such written statement shall be accompanied by a certificate of an officer of the Company certifying that (x) the calculation of the amount of such distribution as set forth in such written statement (and the numerical components thereof) is true and correct in all material respects and (y) the Fair Market Value of any non-cash assets and the basis for such determination are each set forth in such written statement, and such amount and description accurately and truthfully reflect the determination of the Board of Directors of the Company in all material respects.  In the event that the delivery instructions provided to the Company herein or in any Assignment are not appropriate or are otherwise insufficient to effect delivery the Contingent Value Percentage of the any Net Proceeds or any portion thereof, then the Company shall so notify Holder in writing and reasonably cooperate with Holder to effectuate such delivery.

II.                Form and Calculation of Net Proceeds.

A.                 Holder hereby acknowledges that the Proceeds may be in the form of cash, securities, commodities, bonds or other non-cash consideration received by the Company as a result of an Arbitration Award, Mining Data Sale and/or an Enterprise Sale.  In the event that such Proceeds are in a form other than cash, Holder shall receive the Contingent Value Percentage of the Fair Market Value of such non-cash Proceeds, net of the Excluded Amounts.  The Company agrees that prior to agreeing to accept any operating assets or other non-cash consideration as all or part of any Net Proceeds that the Company reasonably determines in good faith would be impracticable to apportion (an “Undistributable Asset”), the Company will notify the Holder if the Holder holds CVRs with an aggregate Contingent Value Percentage that exceeds that of any other single holder of Restructuring CVRs (the Holder, in such event, referred to as the “Largest Holder”) and Company’s management and its Board of Directors will in good faith negotiate with the Largest Holder on behalf of all holders of Restructuring CVRs a mutually agreeable disposition for the rights of all holders of Restructuring CVRs with respect to such Undistributable Asset and the Company shall not agree to accept any Undistributable Asset without the consent of the Largest Holder.  If the Net Proceeds to be distributed to Holder include any Undistributable Asset, Company shall promptly notify the Holder in writing that the Holder holds an undivided interest equal to the Contingent Value Percentage in the Undistributed Asset (such notice, an “Undistributed Asset Notice”) and the Company shall take all actions as the Holder may reasonably request to record, certificate and/or otherwise effectuate the Holder’s ownership of such undivided interest.  So long as the Holder holds an undivided interest in an Undistributed Asset, the Company shall not take any action which has the effect of diminishing or otherwise impairing the value of the Undistributed Asset or the Holder’s undivided interest therein.

B.                 For purposes of this CVR, the term “Net Proceeds” shall mean the aggregate Proceeds arising out of, in connection with or with respect to any Arbitration Award, Mining Data Sale and/or Enterprise Sale, less amounts sufficient to pay or reserve for, without duplication:

(i) taxes payable by the Company in connection with the receipt of such Proceeds calculated by applying all applicable statutory tax rates to such Proceeds; provided that in the event that the Company receives any refund with respect to such taxes as a result of an overpayment, then the Company shall remit to Holder, solely from any such refund, an amount equal to the amount of such refund multiplied by the Contingent Value Percentage

(ii) professional fees and expenses (including, but not limited to, any contingent fees) incurred by the Company in connection with any such Arbitration Award, Mining Data Sale or Enterprise Sale, as the case may be, to the extent that such fees are unpaid as of the date of the receipt by the (x) Company, (y) its affiliates or (z) solely with respect to an Enterprise Sale, the Company’s shareholders, of such Proceeds; provided that all deductions pursuant to this clause (ii) do not exceed $10 million in the aggregate,

(iii) any accrued and unpaid operating expenses of the Company as of the date of the receipt by the Company of such Proceeds, provided that such expenses (x) were reasonable and incurred in the ordinary course of the Company’s business, consistent with past practices, (y) immediately prior to the receipt by the Company of such Proceeds, such expenses did not remain unpaid as a result of a failure by the Company to pay its expenses in the ordinary course of the Company’s business, consistent with past practice and (z) all deductions pursuant to this clause (iii) do not exceed $1 million in the aggregate,

(iv) the principal amount of Amended Notes and all accrued and unpaid interest thereon to the extent such Amended Notes are outstanding and such interest remains accrued and unpaid on the date on which the Company receives such Proceeds, less the amount of such principal amount of such Amended Notes and accrued and unpaid interest is satisfied as a result of delivery of Common Shares to the holders of such notes in satisfaction of the Company obligations under such Amended Notes; provided that (x) in no event shall the Company be entitled to deduct any accrued and unpaid interest thereon, including any default interest, that the Company has failed to pay when such interest became due and payable and (y) the Company right to deduct such amounts pursuant to this clause (iv) shall be contingent upon (A) the Company’s compliance with the requirements of Section [  ][2]  of the Supplemental Indenture (as such term is defined in the Restructuring Agreement) and (B) the immediate cure of all Payment Defaults, if any; and

[2] Cross reference to Section in the Supplemental Indenture requiring the Company to redeem the notes upon the receipt of proceeds from an Arbitration Award or Mining Data Sale.

(v), solely with respect to an Enterprise Sale, the aggregate amount of change of control payments which the Company is contractually obligated to pay in accordance with the terms of any employee or director compensation agreement, plan or arrangement entered into by the Company prior to May [  ], 2012;[3] provided that all deductions pursuant to this clause (v) do not exceed $20 million in the aggregate (the amounts described in the foregoing clauses (i) through (v) collectively referred to herein as the “Excluded Amounts”).

The Company agrees that in the event that any Excluded Amount is an estimated reserve for the purpose of making a distribution to Holder pursuant to this Certificate (including, but not limited to, any estimated tax amounts in accordance with clause (i) above) and the actual amount of such tax, payment, expense or other amount which constitutes an Excluded Amount is less than such estimate, the Company shall, as promptly as practicable after the determination of the actual amount of such tax, payment, expense or other amount and in any event no less than two (2) Business Days after such determination, distribute an amount of Proceeds to Holder equal to (x) the Contingent Value Percentage multiplied by (y) the difference between the estimated amount of such deduction and the actual amount of such tax, payment, expense or other amount which constitutes an Excluded Amount.

III.               Acceleration.   In the event that the Company or its shareholders, directly or indirectly, engage in an Enterprise Sale which

(a)        includes the sale, pledge transfer or other disposition, directly or indirectly, of the Company’s rights or claims with respect to an Arbitration Award or the Arbitration Proceedings and (i) the Company has not received Proceeds with respect to an Arbitration Award, (ii) the Company continues to hold any rights with respect to the Arbitration Proceedings, and the Arbitration Proceedings have not yet been finally arbitrated, finally adjudicated, settled or otherwise resolved (for the avoidance of doubt, the requirements of this clause (ii) shall be deemed to be met if an Enterprise Sale provides for the settlement or other resolution of the Arbitration Proceedings or any of the Company’s rights with respect thereto in connection with such Enterprise Sale) or (iii) in the event that the Company or its affiliates have entered into an agreement or other arrangement with respect to or which constitutes an Arbitration Award, (x) such agreement or other arrangement provides for payments or other transfers of assets or other non-cash consideration to the Company or its affiliates over time and (y) the Company has not yet received the all of such payments or transfers of assets or non-cash consideration, and/or

(b)        includes the sale, pledge, transfer, or other disposition, directly or indirectly, of the Company’s rights with respect to the Mining Data and (i) the Company has not received Proceeds with respect to a Mining Data Sale, (ii) the Company continues to hold any ownership rights with respect to the Mining Data or (iii) in the event that the Company or its affiliates have entered into an agreement or other arrangement with respect to a Mining Data Sale, (x) such agreement or other arrangement provides for payments or other transfers of assets or other non-cash consideration to the Company or its affiliates over time and (y) the Company has not yet received the all of such payments or transfers of assets or non-cash consideration, then prior to the consummation of such Enterprise Sale, the Company shall make appropriate provision so that, simultaneously with the consummation of the Enterprise Sale, Holder shall receive a distribution of the Contingent Value Percentage of the Net Proceeds received by the Company with respect such Enterprise Sale.  Simultaneously with any distribution to Holder pursuant to this Section 3, the Company shall deliver to Holder a reasonably detailed written statement of the Company’s calculation of the amount of such distribution (including, but not limited to, the calculation of the Proceeds of such Enterprise Sale, the determination of the Fair Market Value of any non-cash assets or other consideration included in such Proceeds and the basis for such determination, the Excluded Amounts deducted from such Proceeds and the Net Proceeds).  Such written statement shall be accompanied by a certificate of an officer of the Company certifying that (x) the calculation of the amount of such distribution as set forth in such written statement (and the numerical components thereof) is true and correct in all material respects and (y) the Fair Market Value of any non-cash assets and the basis for such determination are each set forth in such written statement, and such amount and description accurately and truthfully reflect the determination of the Board of Directors in all material respects.  Holder’s receipt of a distribution pursuant to this Section 3 shall be in lieu of Holder’s right to receive the Contingent Value Percentage of the Net Proceeds arising out of, in connection with or with respect to an Arbitration Award (to the extent that the conditions set forth in Section 3(a) are satisfied) and/or a Mining Data Sale (to the extent that conditions set forth in Section 3(b) are satisfied).

[3] Execution date of the Restructuring Agreement to be inserted.

IV.              Company’s Obligation to Notify Holder.  In the event that the Company receives a written proposal (a) with respect to an Enterprise Sale, a Mining Data Sale or settlement offer in connection with the Arbitration Proceedings or (b) which, if accepted, the Proceeds of which would constitute an Arbitration Award, in each case, the Company will promptly notify Holder of such proposal in writing and such notice shall include a copy of such proposal and any related material received by the Company; provided that, at the time of the Company’s receipt of such proposal, (i) Holder owns ten percent (10%) or more of the then outstanding Common Shares and (ii) Holder and the Company have entered into a confidentiality agreement reasonably acceptable to the Company which is then in full force and effect. The Company’s management and its Board of Directors will in good faith consider Holder’s views regarding any such proposal or offer, subject to applicable law, including without limitation the fiduciary duties of the Company’s officers and directors to act with a view to the best interests of the Company and its shareholders.

V.                 Mutilated; Stolen or Lost Certificates.  If this Certificate is mutilated and is surrendered to the Company or the Company receives evidence to its reasonable satisfaction of the destruction, loss or theft of this Certificate (an affidavit executed by Holder in customary form shall constitute such evidence), and there is delivered to the Company such security bond and/or indemnity as may be required by it to save it harmless, then, the Company shall execute and deliver, in exchange for any such mutilated Certificate or in lieu of any such destroyed, lost or stolen Certificate a new Certificate of like tenor and Contingent Value Percentage of the CVR represented by this Certificate.  Upon the issuance of any new Certificate representing Holder’s CVR under this Section 5, the Company may require the payment of a sum sufficient to cover any applicable tax or other governmental charge which is imposed in relation thereto.  The provisions of this Section 5  are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement of this Certificate as a result of mutilation, destruction, loss or theft.

VI.              Persons Deemed Owners.  The Company, and any agent of the Company may treat the Person in whose name any CVR is registered as the owner of such CVR (as modified by the Company’s receipt of any Assignment in accordance with Section 8 hereof) for the purpose of receiving distributions with respect to such CVR and for all other purposes whatsoever, and neither the Company nor any agent of the Company shall be affected by notice to the contrary (other than an Assignment delivered to the Company in accordance with Section 8 hereof).

VII.            Term.   This CVR shall remain in full force and effect until the later to occur of (i) the date on which Holder receives distribution by the Company of its full Contingent Value Percentage of all Net Proceeds arising out of, in connection with or with respect to all Mining Data Sales (or, in the event that Holder receives a distribution pursuant to Section 3 in lieu of Holder’s right to receive such distribution relating to an Mining Data Sale, the date on which Holder receives such distribution pursuant to Section 3) or (ii) the date on which Holder receives distribution by the Company of its full Contingent Value Percentage of all Net Proceeds arising out of, in connection with or with respect to all Arbitration Awards (or, in the event that Holder receives a distribution pursuant to Section 3 in lieu of Holder’s right to receive such distribution relating to an Arbitration Award, the date on which Holder receives such distribution pursuant to Section 3) (the “Termination Date”).  On the Termination Date, the Company’s obligations to make any distributions pursuant to this CVR (other than pursuant to Section 14(d) or the last sentence of Section 2(b)) shall terminate and be of no further force of effect.

VIII.         Transferability.   Notwithstanding anything contained to the contrary herein, Holder shall be permitted to transfer some or all of this CVR subject to compliance with any applicable securities laws.  In the event of any transfer of this CVR, Holder shall deliver to the Company an Assignment an opinion of counsel regarding the compliance of such transfer with applicable securities laws in a form reasonably acceptable to the Company.  Upon receipt of the Assignment, the Company shall recognize the transferee designated therein as the registered owner of this CVR and as “Holder” for all purposes of this Certificate.  At or prior to the Termination Date, this Certificate may be split up, combined or exchanged for another Certificate entitling Holder to a like Contingent Value Percentage as evidenced by the Certificate surrendered.  If Holder desires to split up, combine or exchange this Certificate, Holder shall make such request in writing delivered to the Company, and shall surrender this Certificate to be split up, combined or exchanged at the office of the Company.  Thereupon the Company shall sign and deliver to the person or entity entitled thereto a Certificate or Certificates, as the case may be, as so requested.

IX.              Company Financings.  Until the Termination Date, the Company will not pledge, mortgage, hypothecate or grant a security interest in (a) any Proceeds, (b) the Mining Data, (c) the Company’s rights with the respect to the Arbitration Proceedings or any Arbitration Award or (d) or all or substantially all of the assets of the Company, in each case to secure any indebtedness without concurrently making effective provision whereby this CVR shall be equally and ratably secured with such indebtedness; provided that in the case of clause (a), the Company may pledge, mortgage, hypothecate or grant a security interest in any Proceeds after the Company has made a full distribution of the Contingent Value Percentage of the Net Proceeds thereof to the Holder in accordance with the terms of this CVR.  Any pledge, mortgage, hypothecation or grant of a security interest made by the Company (i) in accordance with the terms of this Section 9 and (ii) for the purpose of financing the Company’s operating expenses and/or expenses incurred in connection with the Arbitration Proceedings, shall not be deemed to be an Arbitration Award, Mining Data Sale or Enterprise Sale.

X.                 Notices.   All notices, requests, demands, claims, and other communications hereunder will be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two Business Days after) it is sent by (a) confirmed facsimile; (b) overnight delivery; or (c) registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient at the address set forth or otherwise specified in Section [ ] of the Restructuring Agreement, in the case of the Company, or in Exhibit A hereto, in the case of Holder, as modified by the parties hereto from time to time via written notice to the other party.

XI.              Amendment.  This CVR may not be amended, altered or modified except by written instrument executed by each of Holder and the Company.  No waiver of Holder or Company will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.  No waiver shall constitute a waiver of, or estoppel with respect to, any subsequent breach or failure to strictly comply with the provisions of this CVR.

XII.            No Right of Set-Off.  The obligations of the Company pursuant to the terms hereof (including, but not limited to, the Company’s obligations to make distributions to Holder hereunder) shall not be subject to any defenses, set-offs or counterclaims arising out of any other agreement, understanding or transaction between Holder and the Company, including, but not limited to, the Restructuring Agreement.

XIII.         Further Assurances.  The Company shall make, execute, endorse, acknowledge and deliver any amendments, modifications or supplements hereto and restatements hereof and any other agreements, instruments or documents, and take any and all such other actions, as may from time to time be reasonably requested by Holder to effect, confirm or further assure or protect and preserve the interests, rights and remedies of Holder pursuant to the terms of this Certificate.

XIV.         Determinations, Approvals.

A.                 All determinations by the Company and its Board of Directors in connection with this Certificate shall be made in good faith.

B.                 Holders of a majority of the Contingent Value Percentage of Restructuring CVRs in the aggregate (the “Majority Holders”) shall, at their own cost and expense and upon prior written notice to the Company, have the right to examine (or employ an accounting firm or other agent to examine) the Company’s books and records with respect to the receipt of any Proceeds and/or any Excluded Amounts during reasonable business hours.  Company shall make available all such books and records available to the Majority Holders or any agent thereof and reasonably cooperate with such examination, including, but not limited to, making available any employees of the Company or its affiliates or any outside accounting firm who has knowledge with respect to such books and records to the Majority Holders or any agent thereof, in each case, during reasonable business hours.  Both the Holder and the Company acknowledge and agree that the examination rights set forth in this Section 14(b) may not be utilized by the Majority Holders more than twice in any twelve month period (the “Audit Right Limitation”); provided, however, that in the event that the Company is required to make more than two distributions to the Holder in any twelve month period in accordance with the terms of this CVR, the Audit Right Limitation shall be increased to equal the number of such distributions; provided that in any event the Audit Right Limitation shall not exceed four.

C.                 Any dispute relating to a determination by the Board of Directors in connection with a calculation of the amount of any distribution due to Holder pursuant to this Certificate, shall be determined by an independent auditors reasonably acceptable to the Company and Holder (or, if they cannot agree on such an appraiser, by an independent auditors selected by two independent auditors, one of which is appointed by each of them).  In the event that the determination by the auditor or auditors, as the case may be, exceeds 105% of the calculation of the amount of distribution as determined by the Board of Directors of the Company, the Company shall bear the cost of such determination ; in all other circumstances, Holder shall bear the cost of such determination.

D.                 In the event that it is determined (including, but not limited to, by the Company on its own initiative or pursuant to the dispute resolutions mechanisms set forth in Section 14(a), 14(b) or the definition of “Fair Market Value”) that the amount of any distribution required by this CVR was incorrect, the Company shall, as promptly as practicable and in any event no less than 2 Business Days following such determination.

XV.           Governing Law.  This Certificate shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

XVI.         Severability.   Any term or provision of this Certificate that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

XVII.      Successors and Assigns.  This Certificate shall be binding upon and inure to the benefit of Holder and the Company and their respective successors and permitted assigns.

XVIII.    Headings.   The section headings contained in this Certificate are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Certificate.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:  ___________, 2012.

GOLD RESERVE INC.

By: ______________________________

Name: ____________________________

Title: _____________________________

ACCEPTED AND AGREED TO

this ____ day of _____, 2012:

____________________________

[Holder]

EXHIBIT A

Distribution Instructions

EXHIBIT B

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of this Certificate]

                        FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________ the Contingent Value Right represented [by] [within] the Certificate to receive ______% of Net Proceeds from any Arbitration Award, Mining Data Sale and/or Enterprise Sale from Gold Reserve, Inc. and appoints _____________________ attorney to transfer said right on the books of Gold Reserve Inc. with full power of substitution in the premises.

Dated: ________, ______

                                                                                                ______________________________

(Signature must conform in all respects to the name of the Warrant Holder as specified on the face of the Warrant)

______________________________

Address of Transferee

______________________________

______________________________

In the presence of:

____________________________

[Delivery Instructions of Transferee to be attached]

EXHIBIT D
FORM OF MANAGEMENT SUPPORT AGREEMENT

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), is made as of [     ], 2012 by and between Gold Reserve Inc., a corporation organized under the laws of Yukon, Canada (“Company”), and [Name] (“Shareholder”).

A.        The Company issued 5.50% convertible notes (the “Notes”) in the aggregate principal amount of $103,500,000 on May 18, 2007, and, as of the date hereof, an aggregate principal amount of  $102,347,000 remained outstanding.

B.         In accordance with the terms of the indenture governing the Notes (the “Indenture”) the Company has offered to repurchase for cash on June 15, 2012 the outstanding Notes on the terms and subject to the conditions included in the Repurchase Notice dated May 16, 2012 and the Schedule TO filed with the U.S. Securities and Exchange Commission on May 16, 2012 (the “Repurchase Offer”).

C.         Holders of approximately 88% of the Notes, in the aggregate (the “Large Holders”) have agreed to put for cash certain of the Notes held by them pursuant to the Repurchase Offer;

D.        The Company and the Large Holders have agreed to restructure the Company’s obligations under certain of the Notes held by the Large Holders pursuant to the Restructuring Agreement of even date hereof by and among the Company and the Large Holders (the “Restructuring Agreement”).

E.         In consideration for the Large Holders and the Company entering into the Restructuring Agreement, Shareholder agrees to vote the Shareholder’s Shares in the manner specified in Section 2 below with respect to the Restructuring Agreement and the transactions contemplated thereby.

AGREEMENT

In consideration of the foregoing and the mutual covenants, agreements, representations and warranties herein contained, and intending to be legally bound hereby, the Company and Shareholder hereby agree as follows:

1.         Definitions.  Undefined capitalized terms have the meanings set forth in the Restructuring Agreement.  For purposes of this Agreement:

(a)        “Beneficially Owned” has the meaning ascribed to such term in Rule 13d-3 as promulgated under the Securities and Exchange Act of 1934, as amended.

(b)        “Securities” mean the common shares, no par value, of the Company.

(c)        “Subject Securities” means the Securities Beneficially Owned by Shareholder.

(d)        “Termination Date” means the earliest to occur of the date on which the Restructuring Agreement is terminated in accordance with its terms, (ii) the date after the Shareholder Meeting described in the Restructuring Agreement is held and (iii) the Drop-Dead Date.

2.         Voting Agreement.

            From the date of this Agreement and ending on the Termination Date, Shareholder hereby agrees to vote or cause to be voted all of the Subject Securities which such Shareholder is entitled to vote at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or adjournments thereof, in favor of the Restructuring Agreement and each of the transactions contemplated thereby presented by the Company for approval by its shareholders.  Shareholder shall not advocate or otherwise encourage any other shareholder of the Company to vote against the approval of the Restructuring Agreement or any of the transactions contemplated thereby or to abstain from such vote.

D-1

3.         No Ownership Interest.

Nothing contained in this Agreement will be deemed to vest in Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject Securities.  All rights, ownership and economic benefits of and relating to the Subject Securities will remain and belong to Shareholder, and Company will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Shareholder in the voting of any of the Subject Securities, except as otherwise expressly provided herein with respect to the Subject Securities.

4.         Shareholder Capacity.

Shareholder does not make any agreement or understanding herein in Shareholder’s or any representative of Shareholder’s capacity as a director or officer of the Company.  Shareholder executes this Agreement solely in Shareholder’s capacity as a record owner or Beneficial Owner of the Subject Securities, and nothing herein will limit or affect any actions taken by Shareholder or any designee of Shareholder in Shareholder’s capacity as an officer or director of any the Company in order to comply with his or her fiduciary obligations as an officer or director of any the Company.

5.         Miscellaneous.

(a)        Entire Agreement.   This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

(b)        Amendments.   This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement.  No agreement, understanding or arrangement of any nature regarding the subject matter of this Agreement shall be deemed to exist between the Company and Shareholder unless and until this Agreement has been duly and validly executed on behalf of all parties.

(c)        Severability.   If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement are not affected or impaired in any way and the parties agree to negotiate in good faith to replace such invalid, illegal and unenforceable provision with a valid, legal and enforceable provision that achieves, to the greatest lawful extent under this Agreement, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

(d)        Specific Performance.   Each of the parties hereto recognizes and acknowledges that a breach by Shareholder of any covenants or agreements contained in this Agreement will cause Company to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach Company will be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(e)        Remedies Cumulative.   All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by any party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(f)        No Third Party Beneficiaries.   This Agreement is not intended to be for the benefit of, and will not be enforceable by, any person or entity who or which is not a party hereto; provided that, in the event of Shareholder’s death, the benefits and obligations of Shareholder hereunder will inure to Shareholder’s successors and heirs; provided further that each of the Large Holders shall be deemed to be third party beneficiaries of this Agreement and shall have the right to enforce this Agreement and shall have the right to exercise any right or remedy of the Company provided for herein.

(g)        Governing Law.   The internal laws of the State of Washington (without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction) govern all matters arising out of or relating to this Agreement and its schedule and all of the transactions it contemplates, including its validity, interpretation, construction, performance and enforcement and any disputes or controversies arising therefrom or related thereto.

(h)        Assignment.  Except as provided herein, neither this Support Agreement nor any of the interests or obligations hereunder may be assigned or delegated by either party, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void.

 (Signature page follows)

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by Shareholder and a duly authorized officer of Company on the day and year first written above.

                                                                        COMPANY:

                                                                        GOLD RESERVE INC.

By:

Name:

Title:

SHAREHOLDER:

By:

      Name:

      Title:

Subject Securities:

[  ] Common Shares

EXHIBIT E
FORM OF CHANGE IN CONTROL WAIVER

Change of Control Waiver Agreement

This Change of Control Waiver Agreement is entered into between Gold Reserve Inc. (the “Company”) and the undersigned (“Employee”  [NTD: change to director where needed]), effective as of the date set forth below their respective signatures.

Whereas, pursuant to a Subordinated Note Restructuring Agreement, dated as of the date hereof (without reference to any amendments entered into the parties thereto after the date hereof, the “Restructuring Agreement”) entered into among the Company, Steelhead Partners, LLC (“Steelhead”), West Face Capital Inc. (“West Face”) and Greywolf Capital Management, LP (“Greywolf”), the Company and the other parties thereto agreed to restructure certain of the Notes upon the terms and conditions set forth in the Restructuring Agreement;

Whereas, the Restructuring Agreement contemplates the consummation of certain transactions (such transactions, other than the Alternate Transaction, the “Restructuring Transactions”) that may constitute a Change of Control under the terms of [the Change of Control Agreement among the Company, Gold Reserve Corporation, a Montana corporation, and Employee dated [  ], 20[  ]] [and/or]  [the Gold Reserve Inc. Equity Incentive Plan and the stock options and restricted stock awards made thereunder] and/or [the Gold Reserve Director and Employee Retention Plan and the retention unit awards made  thereunder] listed on Exhibit A attached hereto (“Applicable Agreements”);

Whereas, absent this limited waiver, Employee is or may be entitled to receive certain payments and benefits pursuant to one or more of the Applicable Agreements as a result of any Restructuring Transaction being deemed to be a “Change of Control” for the purposes of any Applicable Agreement;

Whereas, the Company has requested Employee to execute and deliver a limited waiver of his [or her] rights to all payments and benefits under the Applicable Agreements arising out any Restructuring Transaction being deemed to be a “Change of Control” for the purposes of any Applicable Agreement solely for the purpose of facilitating the Restructuring Transactions;

Whereas, Employee is willing to waive his [or her] rights to certain payments and benefits under the Applicable Agreements to the limited extent expressly provided herein solely for the purpose of facilitating the Restructuring Transactions, provided that such waiver in no way affect, modify or diminish Employee’s rights under any of the Applicable Agreements to payments and benefits as a result of the occurrence of any change in control for which a limited waiver is not expressly set forth herein.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Employee and the Company hereby agree as follows:

1.                  Employee hereby agrees that the acquisition by Steelhead, West Face or Greywolf of shares of the common shares of the Company, no par value (the “Common Shares”) or other securities of the Company convertible into Common Shares or pursuant to the terms of which, Common Shares may be distributed to the holders thereof, including, but not limited to, the Amended Notes and the CVRs, in each case pursuant to the Restructuring Agreement shall not be deemed to be or otherwise constitute a “Change of Control” for the purposes of each of the Applicable Agreements and further agrees to waive any and all right or entitlement to receive or retain any payment or benefits described in the Applicable Agreements solely to the extent that any such payment or benefit would be triggered by the issuance of Common Shares or other securities of the Company pursuant to or as contemplated by the Restructuring Transactions; provided, however, that the waiver herein is subject to approval of the Restructuring Transactions by the Company’s shareholders on or before July [31], 2012 (the “Required Shareholder Approval”).

2.                  For the purposes of this limited waiver and without limiting Section 1 hereof and subject to the Required Shareholder Approval, Employee hereby agrees that the following Restructuring Transactions shall not be deemed to be or otherwise constitute a “Change of Control” for the purposes of any Applicable Agreement:

a.       the acquisition by Steelhead, West Face and/or Greywolf of Common Shares  solely by virtue of the exchange of the Notes for the  Common Shares pursuant to the terms of the Restructuring Agreement;

b.      the acquisition by Steelhead, West Face and/or Greywolf of beneficial ownership (as determined in accordance with Rule 13d-1 as promulgated under the Securities and Exchange Act of 1934, as amended), of Common Shares solely by virtue of the acquisition by Steelhead, West Face and/or Greywolf of the Amended Notes pursuant to the terms of the Restructuring Agreement;

c.       the acquisition by Steelhead, West Face and/or Greywolf of Common  Shares solely by virtue of the issuance of Common Shares by the Company pursuant to the exercise by Steelhead, West Face and/or Greywolf of their rights to convert (i) the Notes held as of the date of this Change of Control Waiver Agreement that remain outstanding after closing of the Restructuring Transactions and (ii) the Amended Notes acquired by Steelhead, West Face and/or Greywolf pursuant to the terms of the Restructuring Agreement;

d.      the redemption by the Company of the Notes in accordance with Section 3.4 of the Restructuring Agreement held by Steelhead, West Face and/or Greywolf as of the date of this Change of Control Waiver Agreement for Common Shares and the receipt by Steelhead, West Face and/or Greywolf of such Common Shares;

e.       the redemption by the Company of the Amended Notes held by Steelhead, West Face and/or Greywolf for Common Shares and the receipt by Steelhead, West Face and/or Greywolf of such Common Shares; and

f.       the acquisition by Steelhead, West Face and/or Greywolf of CVRs pursuant to the terms of the Restructuring Agreement or the issuance of Common Shares to Steelhead, West Face and/or Greywolf pursuant to the terms of the CVR.

Notwithstanding anything contained herein to the contrary, in no event shall this limited waiver waive, amend or otherwise modify Employee’s rights pursuant to any Applicable Agreement with respect to an Enterprise Sale (as such term is defined in the Contingent Value Rights Agreement).  For the avoidance of doubt, no Enterprise Sale shall be deemed to be or otherwise constitute a Restructuring Transaction for the purposes of this limited waiver.

3.                  For the avoidance of doubt, the limited waiver herein shall apply, subject to the receipt of the Required Stockholder Approval, only with respect to the acquisition of beneficial ownership of shares of the Company’s common stock upon the  consummation of any of the Restructuring Transactions, and shall not apply to any other event or occurrence described in the definition of Change of Control in any of the Applicable Agreements, including without limitation a change in the composition of the Board of Directors of the Company, consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company, approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; or any other event or series of events which the Board of Directors of the Company reasonably determines should constitute a Change of Control, all of which as more particularly described in the Applicable Agreement; provided that the foregoing shall not include any Restructuring Transaction.

4.                  If the Required Shareholder Approval is not obtained or the Restructuring Agreement is terminated in accordance with its terms. this Change of Control Waiver Agreement shall terminate concurrently with the earlier of the date on which the Restructuring Agreement is terminated or, if the Required Shareholder Approval is not obtained by such date, June 29, 2012, and this Change of Control Waiver Agreement shall be of no further force or effect.

5.                  This Change of Control Waiver Agreement is irrevocable to the fullest extent permitted by law and may not be amended or otherwise modified without the prior written consent of Employee.

6.                  This Change of Control Waiver Agreement shall be governed by and construed in accordance with the laws of the State of Washington[4] without reference to such state’s principles of conflicts of law and any applicable federal laws.

7.                  This Change of Control Waiver Agreement may be signed in counterparts, including by facsimile copy, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

8.                  Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Restructuring Agreement.

In Witness Whereof, the Employee and the Company have signed this Change of Control Waiver Agreement  on the date set forth below.

Employee:

Name (Printed)

Date:

Gold Reserve Inc.

By:

Title:

Date:

[4] Please confirm that Applicable Agreements are governed by WA law.

Exhibit A

Applicable Agreements

Change of Control Agreement between the Company, Gold Reserve Corporation, a Montana corporation and Employee dated [  ], 20[  ]

Gold Reserve Inc. Equity Incentive Plan and the following stock option and restricted stock awards thereunder:

Gold Reserve Director and Employee Retention Plan and the following retention unit awards thereunder:

Schedule I

Redacted

EXHIBIT F
AMENDMENT TO THE SHAREHOLDER RIGHTS PLAN

FIRST AMENDMENT TO
SHAREHOLDER RIGHTS PLAN AGREEMENT

            THIS FIRST AMENDMENT TO SHAREHOLDER RIGHTS PLAN AGREEMENT (this “Amendment”), dated as of June 27, 2012, is between Gold Reserve Inc. (the “Corporation”), a corporation incorporated under the laws of the Yukon Territory, and Computershare Investor Services Inc., a company incorporated under the laws of Canada (the “Rights Agent”).

            WHEREAS the Corporation and the Rights Agent entered into a shareholder rights plan agreement dated as of October 5, 1998 (the “Original Plan”); and

            WHEREAS the Original Plan was amended by the Corporation and the Rights Agent by amendments dated as of March 20, 2000 and June 2, 2000 (as so amended, the “2000 Rights Plan”); and

            WHEREAS the 2000 Rights Plan was amended and restated by the Corporation and the Rights Agent by agreement as of March 14, 2003 (the “2003 Rights Plan”); and

            WHEREAS the 2003 Rights Plan was further amended and restated by the Corporation and the Rights Agent by agreement dated as of January 29, 2006 (the “2006 Rights Plan”); and

            WHEREAS on May 18, 2007, the Corporation entered into an Indenture by and between the Corporation, as issuer, and Bank of New York, as trustee (the “Indenture”), pursuant to which the Corporation issued US$103,500,000 aggregate principal amount of its 5.50% Senior Subordinated Convertible Notes due 2022; and

            WHEREAS the 2006 Rights Plan was further amended and restated by the Corporation and the Rights Agent by agreement dated as of June 11, 2009 (the “2009 Rights Plan”); and

            WHEREAS pursuant to Section 5.4 of the 2009 Rights Plan, the Corporation and the Rights Agent desire to amend the 2009 Rights Plan as set forth below.

            NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth in the 2009 Rights Plan, and subject to such covenants and agreements, the parties hereby agree to amend the 2009 Rights Plan as follows:

AGREEMENT

            1.         Definitions.  Unless otherwise specifically defined herein, capitalized terms shall have the meaning ascribed to them in the 2009 Rights Plan.

            2.         Amendment to Section 1.1(a).  Section 1.1(a) is amended by deleting the sentence of Section 1.1(a) in its entirety and inserting the following provisions in lieu thereof:

                        (a)           “Acquiring Person” shall mean any Person who is the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

                (i)            the Corporation or any Subsidiary of the Corporation;

                (ii)           any Person who becomes the Beneficial Owner of 20 percent (20%) or more of the outstanding Voting Shares as a result of one or any combination of:

                                (A)          a Voting Share Reduction,

                                (B)          Permitted Bid Acquisitions,

                                (C)          an Exempt Acquisition,

                                (D)          a 2012 Restructuring Acquisition or

                                (D)          a Pro Rata Acquisition;

                provided, however, that if a Person becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a 2012 Restructuring Acquisition or a Pro Rata Acquisition and thereafter, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, such Person’s Beneficial Ownership of Voting Shares increases by more than 1 per cent (1%) of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, 2012 Restructuring Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

                (iii)          for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20 per cent (20%) or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(g)(B) because such Person makes or announces a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

                (iv)          an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20 per cent (20%) or more of the Voting Shares in connection with a distribution to the public of securities of the Corporation; or

                (v)           a Grandfathered Person, provided, however, that if after 12:01 a.m. (Toronto time) on the Agreement Date such Person becomes the Beneficial Owner of an additional 1 per cent (1%) or more of the Voting Shares then outstanding (other than pursuant to any one or a combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a 2012 Restructuring Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

3.             Amendment to Section 1.1(bb).  Section 1.1(bb) is amended by deleting the sentence of Section 1.1(bb) in its entirety and inserting the following sentence in lieu thereof:

                                ““Expiration Time” shall mean 5:00 p.m. Toronto time on June 30, 2015 unless such time is extended for an additional three-year period pursuant to Section 5.15.”

4.          Amendment to Section 1.1.  Section 1.1 is amended by inserting the following provisions at Section 1.1(hhh):

            (a)           “2012 Restructuring Acquisition” shall mean the acquisition by any Person of Voting Shares pursuant to the terms of the Subordinated Note Restructuring Agreement, dated as of May 12, 2012 by and among the Company, Steelhead Partners, LLC, West Face Capital Inc. and Greywolf Capital Management, LP (the “Restructuring Agreement”) and the transactions contemplated thereby, including but not limited to:

                (i)            the acquisition by such Person of Voting Shares solely by virtue of the exchange of the Notes (as defined in the Restructuring Agreement) for Voting Shares pursuant to the terms of the Restructuring Agreement;

                (ii)           the acquisition by such Person of Beneficial Ownership of Voting Shares solely by virtue of the acquisition of Amended Notes (as defined in the Restructuring Agreement) or Alternate Notes (as defined in the Restructuring Agreement) pursuant to the terms of the Restructuring Agreement;

                (iii)          the acquisition by such Person of Voting Shares solely by virtue of the issuance of Voting Shares by the Corporation to such Person upon the conversion of the Notes, the Amended Notes or the Alternate Notes into Voting Shares, in each case, in accordance with their respective terms;

                (iv)          the acquisition by such Person of Voting Shares solely by virtue of the redemption by the Corporation of the Notes in exchange for the issuance of Voting Shares by the Corporation to such Person in accordance with the terms of the Restructuring Agreement;

                (v)           the acquisition by such Person of Voting Shares solely by virtue of the redemption by the Corporation of the Amended Notes or the Alternate Notes in exchange for the issuance of Voting Shares to such Person, in each case, in accordance with their respective terms; and

            (vi)       the acquisition by such Person of Voting Shares solely by virtue of the acquisition of CVRs (as defined in the Restructuring Agreement) or the issuance of Voting Shares by the Corporation to such Person in accordance with the terms of the CVRs.

            5.         Amendment to Section 5.15(b).  Section 5.15(b) is amended by deleting the first sentence of Section 5.15 in its entirety and inserting the following sentence in lieu thereof:

                        “At or prior to the annual meeting of shareholders of the Corporation in the year 2015, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying and reconfirming the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought desirable, approval.”

            6.         Full Force and Effect.  Except as specifically amended and modified hereby, the 2009 Rights Plan shall remain in full force and effect and no party hereto waives any of its rights under the 2009 Rights Plan.

            7.         Successors.   All the covenants and provisions of this Amendment by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

            8.         Governing Law.  This Amendment and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

            9.         Execution in Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

(Signature page follows)

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GOLD RESERVE INC.

By:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

By: